SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                  RYANAIR LAUNCHES FOUR NEW ROUTES FROM DUBLIN

                   TO BARCELONA, BLACKPOOL, FARO AND MALAGA.

Ryanair, Europe's No.1 low fares airline today, (27th February 2003) announced FOUR new scheduled flights FROM DUBLIN - TO BARCELONA, BLACKPOOL, FARO, AND MALAGA, and INCREASED services to Newcastle in Britain.

Commenting on today's announcement, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair are committed to giving Irish consumers more choice, better services and lower prices - today we are launching FOUR new low fares services to UK, Spain and Portugal, and we are increasing our frequency on the Dublin - Newcastle route to 2 flights daily.

"Starting on Sunday March 30th 2003, and every Saturday and Sunday thereafter, Ryanair will have 12 flights every weekend from Dublin to Malaga, Faro, and Barcelona. From 4th April, Ryanair's Newcastle service will be increased to 2 flights daily, and from 30th May 2003, we will commence our new low fares service to Blackpool.

All of these new services are available for booking now and we would urge consumers to take advantage of the lowest fares at www.ryanair.com".

ROUTE                 FREQUENCY             FARES*                START DATE

BARCELONA             1 x Saturday          From EUR 69.99        5th April 2003
(Girona)

MALAGA                2 x Saturday          From EUR 99.99        30th March 03
                      1 x Sunday

FARO                  1 x Saturday          From EUR 99.99        30th March 03
                      1 x Sunday

BLACKPOOL             1 x Daily             From EUR 29.99        30th May 03

NEWCASTLE             2 x Daily             From EUR19.99         4th April 03


* Fares quoted one way inc.tax.

Ends:

For further information:

Paul Fitzsimmons               Pauline McAlester
Ryanair                        Murray Consultants
Tel:00 353 18121212            Tel: 00 353 1 49803O0





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 February 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director